SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                  ADOPTION OF AND AMENDMENT TO NOTIFICATION OF
                                  REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                    Investment Company Act File No. 811-6324

           The undersigned, a Delaware business trust, hereby notifies the U.S. Securities and Exchange Commission (the "Commission") that the Trust hereby adopts the Notification of Registration of Delaware Group Global & International Funds, Inc., a Maryland corporation, under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name of Registrant:           Delaware Group Global & International Funds
                              (a Delaware business trust, as successor registrant to Delaware Group Global &
                              International Funds, Inc., a Maryland
                              corporation)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                              1818 Market Street
                              Philadelphia, PA 19103

Telephone Number (including area code):

                              (215) 255-1255

Name and address of agent for service of process:

                              Eric E. Miller, Esq.
                              1818 Market Street
                              Philadelphia, PA 19103

Check Appropriate Box:

                        Registrant is filing an Amendment
                          to its Registration Statement
                         pursuant to Section 8(b) of the
                       Investment Company Act of 1940, as
                         amended, concurrently with the
                              filing of Form N-8A:

                          YES   [ ]     NO   [X]1

Item 1.              Exact name of Registrant:
                              Delaware Group Global & International Funds

Item 2.              State and Date of Organization:
                              Delaware; December 17, 1998

Item 3.              Form of Organization:
                              business trust

Item 4.              Classification of Registrant:
                              management company

Item 5(a).           Registrant is an open-end company.

Item 5(b). Registrant has the following series that are designated as non-diversified investment companies:

                              Delaware Global Bond Fund
                              Delaware Emerging Markets Fund
                              Delaware Global Equity Fund

                     Registrant has the following series that are designated as diversified investment companies:

                              Delaware International Equity Fund
                              Delaware Global Opportunities Fund
                              Delaware International Small Cap Fund
                              Delaware New Europe Fund
                              Delaware Latin America Fund

Item 6.              Name and address of Investment Adviser of Registrant:

                              Delaware Management Company
                              a series of Delaware Management Business Trust 2005 Market Street
                              One Commerce Square
                              Philadelphia, PA 19103

Item 7.              Trustees and Officers of the Registrant:

                              Wayne A. Stork, Chairman and Trustee
                              David A. Downes, President, Chief Executive
                               Officer, Chief Operating Officer, Chief
                               Financial Officer and Trustee
                              Walter P. Babich, Trustee
                              John H. Durham, Trustee
                              Anthony D. Knerr, Trustee
                              Ann R. Leven, Trustee
                              Thomas F. Madison, Trustee
                              Charles E. Peck, Trustee
                              Jan L. Yoemans, Trustee
                              Richard G. Unruh, Jr., Executive Vice President
                               and Chief Investment Officer, Equities
                              H. Thomas McMeekin, Executive Vice President
                               and Chief Investment Officer, Fixed Income
                              Richard J. Flannery, Esq., Executive Vice
                               President and General Counsel
                              Eric E. Miller, Esq., Senior Vice President,
                               Deputy General Counsel, Secretary
                              Joseph H. Hastings, Senior Vice President,
                               Corporate Controller
                              Michael P. Bishof, Senior Vice President,
                               Treasurer
                              Robert L. Arnold, Vice President, Senior Portfolio
                               Manager


                     The address for each of the trustees and officers of the
                     Registrant:

                              1818 Market Street
                              Philadelphia, PA 19103

Item 8.              Not Applicable.

Item 9(a).           No.

Item 9(b).           Not Applicable.

Item 9(c). Yes. The Registrant, Delaware Group Global & International Funds, proposes to begin a public offering of its shares of beneficial interest commencing after the closing of the reorganization of Delaware Group Global & International Funds, Inc. (which is currently a registered investment company engaged in a public offering of its shares) into the Registrant, which is scheduled to occur on November 23, 1999, before 9:00 a.m. In this reorganization, the Registrant will receive all of the assets and liabilities of Delaware Group Global & International Funds, Inc. in exchange for shares of the Registrant.

Item 9(d).           No.

Item 9(e).           Not Applicable.

Item 10.             Current value of Registrant's total assets:
                     None

Item 11.             No.

Item 12.             None.


                                   SIGNATURES

           Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Adoption of and Amendment to Notification of Registration to be duly signed on its behalf in the City of Philadelphia, and the Commonwealth of Pennsylvania on the 22nd day of November, 1999.


                      DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS


                              By /S/ ERIC E. MILLER
                                 Eric E. Miller, Senior Vice President and
                                 Secretary


Attest:    /S/ MICHAEL D. MABRY
           Michael D. Mabry, Vice President
           and Assistant Secretary

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1   On November 22, 1999,  Delaware  Group  Global &  International  Funds filed
    Post-Effective Amendment No. 22 to the registration statement on Form N-lA of Delaware Group Global & International Funds, Inc. in connection with the reorganization of Delaware Group Global & International Funds, Inc. into Delaware Group Global & International Funds. By and in Post-Effective Amendment No. 22, which was filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "1933 Act") to become effective on November 23,1999, Delaware Group Global & International Funds, as successor, adopted the registration statement on Form N-1A of Delaware Group Global & International Funds, Inc. as its own registration statement pursuant to Rule 414 under the 1933 Act.